Exhibit 99.1

Oatly Reports Fourth Quarter and Full Year 2021 Financial Results

Record Quarterly Revenue of $185.9 Million, an Increase of 46.3% Year-Over-Year

Record 2021 Revenue of $643.2 Million, an Increase of 52.6% Year-Over-Year

Provides Fiscal Year 2022 Outlook

MALMÖ, Sweden, March 9, 2022 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the fourth quarter and full year ended December 31, 2021.

Toni Petersson, Oatly’s CEO, commented, “2021 was a record year for Oatly, with revenue growth of greater than 50% year-over-year fueled by global demand for our products, despite ongoing COVID-19 variant-related challenges across the more than 20 countries in which we operate. Our team added new production capacity at an unprecedented pace with the addition of three new manufacturing facilities to capitalize on the consumer appetite for our products as we convert traditional dairy users to plant-based milk consumers. We have a proven, disciplined and thoughtful multi-channel strategy for growth that we believe sets us apart from the competition based on our success thus far in building our brand across three continents with a significant amount of whitespace to add new markets.”

Petersson continued, “We continue to focus on prioritizing growth investments over profitability to increasingly scale our operations to best position Oatly to serve customers and consumers, with the understanding that this creates some near-term margin headwinds. While we experienced inflationary cost pressures and supply chain challenges in certain areas of our business during the fourth quarter, we continue to believe that by having more localized self-manufacturing production, we can achieve much better production economics and operating efficiencies, reduce our environmental impact, and increase profitability over the next several years.”

Fourth Quarter 2021 Highlights

•	Revenue of $185.9 million, a 46.3% increase compared to $127.1 million in the prior year period, which included a minor foreign currency exchange headwind of $0.2 million
•	EMEA revenue of $88.9 million, a 14.1% increase compared to $77.9 million in the prior year period, which included a foreign currency exchange headwind of $1.4 million
•	Americas revenue of $55.5 million, a 96.5% increase compared to $28.2 million in the prior year period
•	Asia revenue of $41.6 million, a 97.9% increase compared to $21.0 million in the prior year period, which included a foreign currency exchange tailwind of $1.2 million

Full Year 2021 Highlights

•	Revenue of $643.2 million, a 52.6% increase compared to $421.4 million in the prior year, above the Company’s expectations; which included a foreign currency exchange tailwind of $23.2 million
•	EMEA revenue of $336.5 million, a 25.7% increase compared to $267.7 million in the prior year; which included a foreign currency exchange tailwind of $16.9 million
•	Americas revenue of $179.8 million, a 79.8% increase compared to $100.0 million in the prior year
•	Asia revenue of $126.9 million, a 136.5% increase compared to $53.7 million in the prior year; which included a foreign currency exchange tailwind of $6.3 million

Fourth Quarter 2021 Results

Revenue increased $58.8 million, or 46.3%, to $185.9 million for the fourth quarter ended December 31, 2021 compared to $127.1 million for the fourth quarter ended December 31, 2020. The revenue increase was primarily driven by additional supply from the Company’s new production capacity in Vlissingen, the Netherlands and Ogden, Utah to meet the growing global demand for its products. This revenue growth was negatively impacted by several factors, including lower than expected production output at the Company’s facility in Ogden,

Utah due to a number of COVID-19 related and other factors that impacted the performance of the facility and lower than expected sales in Asia as a result of foodservice location closures due to the COVID-19 variants. Produced finished goods volume for the fourth quarter of 2021 amounted to 142 million liters compared to 91 million liters for the prior year period, an increase of 56.0%. There was a minor headwind to revenue from foreign currency exchange of approximately $0.2 million.

The Company experienced broad-based growth across retail and foodservice channels in the fourth quarter of 2021. The foodservice channel contribution increased in the fourth quarter of 2021 compared to the prior year period with the continued reopening of on-premise outlets following COVID-19 restrictions in the Company’s key Western markets, partially offset by certain COVID-19 variant-related foodservice location closures in Asia, particularly in China. In the fourth quarter of 2021 and 2020, the foodservice channel accounted for 38.3% and 30.1% of the Company’s revenue, respectively, and the retail channel accounted for 56.2% and 66.3% of the Company’s revenue, respectively.

Gross profit was $29.6 million for the fourth quarter of 2021 compared to $35.2 million for the fourth quarter of 2020. Gross profit margin decreased 1,180 basis points to 15.9% for the fourth quarter of 2021 compared to 27.7% in the prior year period. The primary reasons for the gross profit margin in the fourth quarter of 2021 was due to additional costs as compared to the prior year period related to the start-up of the Company’s three new facilities, including higher depreciation of $6.4 million, a charge related to start-up production and inventory at the Company’s new Singapore facility of $2.3 million, and a higher share of co-packing production than planned. The Company also experienced higher inflationary pressures, including higher logistics expenses in EMEA, higher container rates for shipments from EMEA to Asia and unusually high energy costs in EMEA due to the disruption of European energy markets during the latter part of the fourth quarter of $2.0 million. The Company recognized costs associated with the previously announced limited EMEA product recall of $1.7 million and an EMEA asset impairment charge of $1.5 million associated with the Company’s Landskrona facility in Sweden.

Research and development expenses in the fourth quarter of 2021 increased $3.0 million to $5.7 million compared to $2.7 million in the prior year period, primarily driven by higher employee related expenses, external contractors and other professional fees.

Selling, general and administrative expenses in the fourth quarter of 2021 increased $55.9 million to $118.9 million compared to $63.0 million in the prior year period. The increase in expenses was primarily due to an increase of $11.1 million in employee-related expenses, which include $9.6 million in non-cash costs for the Company’s Long-Term Incentive Plan (“LTIP”) due to increased headcount as the Company continues to invest in its growth and added headcount associated with being a public company. The Company also incurred $17.9 million in increased costs relating to external consultants, contractors, and other professional fees due to the growth of the business, investing in future capabilities and digitalization of the Company’s factories and costs associated with being a public company. The Company incurred an additional $9.3 million in increased costs relating to branding and marketing expenses. Customer distribution costs increased by $8.5 million mainly due to higher revenue, freight customer rates and sales mix.

Other operating income for the fourth quarter of 2021 of $2.3 million included primarily a net foreign exchange benefit compared to other operating income in the fourth quarter of 2020 of $0.8 million.

Net loss attributable to shareholders of the parent was $79.8 million for the fourth quarter of 2021 compared to net loss of $37.0 million in the prior year period.

Fourth quarter of 2021 EBITDA* loss was $81.8 million compared to an EBITDA loss of $25.8 million in the fourth quarter of 2020. The increase in EBITDA loss was primarily a result of lower gross profit, share-based compensation expense of $8.3 million including social security-related benefits of $1.3 million, higher employee-related expenses, consultancy expenses, public company costs, branding and customer distribution costs and other operating expenses as the Company scales its global operations to support growth across three continents.

Adjusted EBITDA* loss for the fourth quarter of 2021 was $65.6 million compared to a loss of $25.1 million in the fourth quarter of 2020. The increase in Adjusted EBITDA loss was primarily related to lower gross profit, higher employee expenses, consultancy expenses, public company costs, branding and customer distribution costs and other operating expenses as the Company scales its global operations to support growth across three continents.

*EBITDA and Adjusted EBITDA (Loss) are non-IFRS financial measures defined under “Non-IFRS financial measures below.” Please see “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

Revenue, Adjusted EBITDA and EBITDA
Three months ended December 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	88,881	55,487	41,557	—	—	185,925
Intersegment revenue	28,401	311	—	—	(28,712)	—
Total segment revenue	117,282	55,798	41,557	—	(28,712)	185,925
Adjusted EBITDA	(2,779)	(8,708)	(14,948)	(39,174)	—	(65,609)
Share-based compensation expense	(1,547)	(1,215)	(1,725)	(5,111)	—	(9,598)
Product recall expenses	(1,654)	—	—	—	—	(1,654)
Asset impairment charge	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	(10,950)	(9,923)	(16,673)	(44,285)	—	(81,831)
Finance income and expenses, net	—	—	—	—	—	7,480
Depreciation and Amortization	—	—	—	—	—	(10,836)
Loss before income tax	—	—	—	—	—	(85,187)

Three months ended December 31, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	77,874	28,242	21,000	—	—	127,116
Intersegment revenue	14,866	180	—	—	(15,046)	—
Total segment revenue	92,740	28,422	21,000	—	(15,046)	127,116
Adjusted EBITDA	7,529	(9,757)	(2,699)	(20,200)	—	(25,127)
Share-based compensation expense	—	—	—	—	—	—
IPO preparation and transaction costs	—	—	—	(668)	—	(668)
EBITDA	7,529	(9,757)	(2,699)	(20,868)	—	(25,795)
Finance income and expenses, net	—	—	—	—	—	(6,213)
Depreciation and Amortization	—	—	—	—	—	(3,898)
Loss before income tax	—	—	—	—	—	(35,906)

Twelve months ended December 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall expenses	(1,654)	—	—	—	—	(1,654)
Asset impairment charge	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income and expenses, net	—	—	—	—	—	(1,305)
Depreciation and Amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

Twelve months ended December 31, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	267,692	99,997	53,662	—	—	421,351
Intersegment revenue	40,684	100	—	—	(40,784)	—
Total segment revenue	308,376	100,097	53,662	—	(40,784)	421,351
Adjusted EBITDA	39,446	(25,117)	(2,130)	(44,481)	—	(32,282)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	(679)	—	(679)
EBITDA	39,446	(25,117)	(2,130)	(46,174)	—	(33,975)
Finance income and expenses, net	—	—	—	—	—	(10,857)
Depreciation and Amortization	—	—	—	—	—	(13,118)
Loss before income tax	—	—	—	—	—	(57,950)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

EMEA

EMEA revenue increased $11.0 million, or 14.1%, to $88.9 million for the fourth quarter of 2021 compared to $77.9 million in the prior year period. This increase was primarily due to higher production compared to the prior year period, with growth in foodservice and retail channels across primarily oat drink product offerings. Approximately 84% of EMEA revenue was from the retail channel for the fourth quarter of 2021. There was a headwind to revenue from foreign currency exchange of $1.4 million.

EMEA EBITDA* decreased $18.5 million to a loss of $11.0 million for the fourth quarter of 2021 compared to EBITDA of $7.5 million in the prior year period. This decrease in EMEA EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth, and was also driven by higher logistics cost, an EMEA asset impairment charge of $5.0 million related to the Company’s Landskrona production facility in Sweden, unusually high energy costs in EMEA, at $2.0 million, driven by the disruption of European energy markets during the latter part of the fourth quarter and EMEA product recall expenses of $1.7 million. Adjusted EMEA EBITDA, which excluded recurring share-based compensation expense, was a loss of $2.8 million compared to adjusted EMEA EBITDA of $7.5 million in the prior year period.

Americas

Americas revenue increased $27.2 million, or 96.5%, to $55.5 million for the fourth quarter of 2021 compared to $28.2 million in the prior year period. This increase was primarily due to higher production output compared to the prior year period with growth in both new and existing foodservice and retail channels across primarily oat drink product offerings. Approximately 50% of Americas revenue was from the foodservice channel for the fourth quarter of 2021.

Americas EBITDA loss remained essentially flat with a loss of $9.9 million for the fourth quarter of 2021 compared to a loss of $9.8 million in the prior year period. The minor increase in Americas EBITDA loss resulted from a number of factors offsetting the revenue growth and a higher gross profit such as channel and customer mix, continued short-term challenges related to scaling up production capacity at the Company’s Ogden, Utah facility, which resulted in a higher share of co-packing production than planned and higher operating expenses as the Company scales its operations for future growth. Adjusted Americas EBITDA, which excluded recurring share-based compensation expense, was a loss of $8.7 million compared to a loss of $9.8 million in the prior year period.

Asia

Asia revenue increased $20.6 million, or 97.9%, to $41.6 million for the fourth quarter of 2021 compared to $21.0 million in the prior year period. This increase was primarily due to higher supply provided by EMEA compared to the prior year period with growth in both new and existing foodservice and e-commerce channels as well as in the retail channels across oat drink offerings, partially offset by COVID-19 variant-related foodservice location closures in Asia. Approximately 71% of Asia revenue was from the foodservice channel for the fourth quarter of 2021. There was a tailwind of $1.2 million from foreign currency exchange.

Asia EBITDA loss increased $14.0 million to a loss of $16.7 million for the fourth quarter of 2021 compared to a loss of $2.7 million in the prior year period. The decrease in Asia EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth as well as an expense of $2.3 million related to start up production of inventory during the ramp up stage at the Company’s new Singapore facility and recurring share-based compensation expense of $1.7 million, lower gross profit driven by higher logistics costs related to the Company’s shipments from EMEA to Asia. Adjusted Asia EBITDA, which excluded recurring share-based compensation expense, was a loss of $14.9 million compared to an Adjusted Asia EBITDA loss of $2.7 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the fourth quarter of 2021 was $44.3 million, an increase of $23.4 million compared to the prior year period. This increase was driven by continued investments in the organization, including IT operations, to support the Company’s growth and transition to being a public company, as well as recurring share-based compensation expense of $5.1 million. Adjusted EBITDA, which excluded recurring share-based compensation expense, was a loss of $39.2 million compared to a loss of $20.2 million in the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company had cash and cash equivalents of $295.6 million, $249.9 million in short term investments and total outstanding debt to credit institutions of $6.0 million. Net cash used in operating activities was $213.8 million for the year ended December 31, 2021, compared to $44.3 million in the prior year. Capital expenditures were $273.8 million for the year ended December 31, 2021, compared to $134.3 million in the prior year. Cash flow from financing activities was $955.8 million, reflecting the proceeds from the IPO net of repayments of liabilities to credit institutions and repayment of the shareholder loan. The Company invested a portion of the IPO proceeds in short-term investments as noted above.

Outlook

Regarding the Company’s outlook, Petersson continued, “The fundamentals of our business are strong. Oatly continues to be a leader across our key markets in both the oat drink and total dairy alternatives categories, which is reflected in our market share and velocity outperformance on retail shelves. We believe we are well positioned for increased growth across regions and sales channels from retail, foodservice to e-commerce. We are energized to execute on the many untapped future opportunities for new distribution, innovation and new market development as we look to make Oatly a natural part of people’s lives.  In 2022, our global team continues to focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID restrictions and lock-downs in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures. We are also closely monitoring the current conflict in Ukraine given the uncertainty this creates in Europe and more broadly.  We are consistently taking steps to position ourselves for an increased rate of growth as these macro headwinds subside. What remains clear is the significant opportunity still ahead of us to continue converting dairy users into Oatly consumers.”

The Company’s outlook assumes reasonable containment of any COVID-related infection rates globally including the easing of COVID restrictions and lockdowns and does not reflect any significant changes in the European macro environment or more broadly from the current conflict in Ukraine given the uncertainty of the situation. Based on the Company’s assessment of the current operating environment, it expects the following for the full year ending December 31, 2022:

•

Revenue of $880 million to $920 million, an increase of 37% to 43% compared to full year 2021 with strong growth across regions. Assuming no significant changes from foreign exchange rates today, the Company expects a mid-single-digit appreciation of the U.S. dollar versus its major European currencies on a percentage basis compared to the prior year.

•	Capital expenditures between $400 million and $500 million.
•	Run-rate production capacity to be approximately 900 million liters of finished goods at the end of the year.

Long-term, the Company expects:

•

To generate gross profit margin of greater than 40% and Adjusted EBITDA margin approaching 20% - as it benefits from a much larger self-manufacturing footprint globally, greater economies of scale and continued strong revenue growth.

The Company cannot provide a reconciliation of Adjusted EBITDA margin guidance to the corresponding IFRS metric without unreasonable efforts, as we are unable to provide reconciling information. The items necessary to reconcile items are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2022 and long-term growth strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; changing consumer preferences and our ability to adapt to new or changing preferences; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs and the ongoing conflict in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand;; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual and proprietary technology adequately; our ability to successfully remediate the material weaknesses or other future control deficiencies, in our internal control over financial reporting; our status as an emerging growth company; our status as a foreign private issuer; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly's prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2021, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measure in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, product recall expenses, asset impairment charge and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•	Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us;

•	Adjusted EBITDA excludes tangible asset impairment expenses and although these are non-cash expenses, the impaired asset may have to be replaced in the future increasing our cash requirements; and
•

Adjusted EBITDA does not reflect product recall expenses incurred in EMEA during the fourth quarter and although the product recall expenses to a large extent were non-cash expenses, the recalled products will have to be replaced in the future increasing our cash requirements;

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Condensed consolidated statement of operations

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars, except share and per share data)	2021	2020	2021	2020
Revenue	185,925	127,116	643,190	421,351
Cost of goods sold	(156,330)	(91,917)	(488,177)	(292,107)
Gross profit	29,595	35,199	155,013	129,244
Research and development expenses	(5,675)	(2,657)	(16,771)	(6,831)
Selling, general and administrative expenses	(118,900)	(63,015)	(353,929)	(167,792)
Other operating income and (expenses), net	2,313	780	1,944	(1,714)
Operating loss	(92,667)	(29,693)	(213,743)	(47,093)
Finance income and (expenses), net	7,480	(6,213)	(1,305)	(10,857)
Loss before tax	(85,187)	(35,906)	(215,048)	(57,950)
Income tax expense	5,434	(1,085)	2,655	(2,411)
Loss for the period attributable to shareholders of the parent	(79,753)	(36,991)	(212,393)	(60,361)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.13)	(0.08)	(0.39)	(0.13)
Weighted average common shares outstanding:
Basic and diluted	591,777,001	480,299,949	549,080,310	454,266,908

Condensed consolidated statement of financial position

(Unaudited)	December 31, 2021	December 31, 2020
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	145,925	156,463
Property, plant and equipment	509,648	237,625
Right-of-use assets	158,448	38,103
Other non-current receivables	5,534	6,550
Deferred tax assets	2,293	26
Total non-current assets	821,848	438,767
Current assets
Inventories	95,661	39,115
Trade receivables	105,519	71,297
Current tax assets	435	514
Other current receivables	32,229	12,363
Prepaid expenses	27,711	11,509
Short-term investments	249,937	—
Cash and cash equivalents	295,572	105,364
Total current assets	807,064	240,162
TOTAL ASSETS	1,628,912	678,929
EQUITY AND LIABILITIES
Equity
Share capital	105	21
Other contributed capital	1,628,103	448,251
Foreign currency translation reserve	(74,486)	(2,525)
Accumulated deficit	(308,423)	(119,661)
Total equity attributable to shareholders of the parent	1,245,299	326,086
Liabilities
Non-current liabilities
Lease liabilities	126,516	23,883
Liabilities to credit institutions	—	91,655
Other non-current liabilities	—	233
Deferred tax liabilities	2,677	1,307
Provisions	11,033	7,121
Total non-current liabilities	140,226	124,199
Current liabilities
Lease liabilities	16,703	6,261
Liabilities to credit institutions	5,987	5,532
Shareholder loans	—	106,118
Trade payables	93,043	45,295
Current tax liabilities	567	852
Other current liabilities	9,614	4,632
Accrued expenses	117,473	59,954
Total current liabilities	243,387	228,644
Total liabilities	383,613	352,843
TOTAL EQUITY AND LIABILITIES	1,628,912	678,929

Condensed consolidated statement of cash flows

(Unaudited)	Twelve months ended December 31,
(in thousands of U.S. dollars)	2021	2020
Operating activities
Net loss	(212,393)	(60,361)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	27,222	13,118
—Impairment of property, plant and equipment and right-of-use assets	4,970	—
—Impairment loss on trade receivables	(253)	448
—Share-based payments expense	23,632	1,014
—Finance income and expenses, net	1,305	10,857
—Income tax expense	(2,655)	2,411
—Loss on disposal of property, plant and equipment and intangible assets	422	1,176
—Other	(138)	52
Interest received	1,740	60
Interest paid	(9,237)	(6,488)
Income tax paid	(2,734)	(1,226)
Changes in working capital:
—Increase in inventories	(58,607)	(10,304)
—Increase in trade receivables, other current receivables, prepaid expenses	(79,278)	(38,679)
—Increase in trade payables, other current liabilities, accrued expenses	92,172	43,614
Net cash flows used in operating activities	(213,832)	(44,308)
Investing activities
Purchase of intangible assets	(7,838)	(7,454)
Purchase of property, plant and equipment	(273,760)	(134,283)
Investments in financial assets	(1,162)	—
Proceeds from financial instruments	5,720	364
Purchase of short-term investments	(385,165)	—
Proceeds from short-term investments	117,877	—
Net cash flows used in investing activities	(544,328)	(141,373)
Financing activities
Proceeds from issue of shares, net of transaction costs	1,037,325	191,632
Proceeds from shareholder loans	—	87,828
Repayment of shareholder loans	(10,941)	—
Proceeds from liabilities to credit institutions	118,005	129,593
Repayment of liabilities to credit institutions	(212,913)	(119,116)
Repayment of lease liabilities	(9,282)	(6,044)
Proceeds from exercise of warrants	38,503	—
Redemption of warrants	—	(9,986)
Payment of loan transaction costs	(4,900)	—
Cash flows from financing activities	955,797	273,907
Net increase in cash and cash equivalents	197,637	88,226
Cash and cash equivalents at the beginning of the period	105,364	10,571
Exchange rate differences in cash and cash equivalents	(7,429)	6,567
Cash and cash equivalents at the end of the period	295,572	105,364

Non-IFRS Financial Measures – Reconciliation

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands $)	2021	2020	2021	2020
Loss for the period attributable to shareholders of the parent	(79,753)	(36,991)	(212,393)	(60,361)
Income tax expense	(5,434)	1,085	(2,655)	2,411
Finance income and expenses, net	(7,480)	6,213	1,305	10,857
Depreciation and amortization expense	10,836	3,898	27,222	13,118
EBITDA	(81,831)	(25,795)	(186,521)	(33,975)
Share-based compensation expense	9,598	—	23,632	1,014
Product recall expenses[1]	1,654	—	1,654	—
Asset impairment charge[2]	4,970	—	4,970	—
IPO preparation and transaction costs	—	668	9,288	679
Adjusted EBITDA	(65,609)	(25,127)	(146,977)	(32,282)

1) Relates to recall of products in Sweden as previously communicated on November 17, 2021. See the Company’s Form 6-K filed on November 17, 2021.
2) Relates to an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use.